EXHIBIT 99.1

Osisko Development Strengthens Technical Team With Appointment of Vice President, Exploration

MONTREAL, Nov. 03, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the appointment of Mr. Scott Smith as Vice President, Exploration effective November 1, 2025. Mr. Smith joins from Prime Mining Corp. where he most recently served as Executive Vice President, Exploration until its acquisition by Torex Gold Resources Inc. in October 2025.

"We are delighted to bolster our exploration team with Scott's appointment. He brings over 30 years of extensive experience in the mining sector having worked on projects across the development spectrum, and adds a complementary skill set to advance the vast exploration potential of the Cariboo Gold Project and our other properties," commented Chris Lodder, President.

Mr. Scott Smith is a registered Professional Geologist with over 30 years of experience in mine production, exploration, and advanced-stage mining projects across Canada, Mexico, Peru, Chile, and the United States. Mr. Smith has spent more than 18 years in senior management roles, leading geological teams in both mine production and exploration throughout North and South America, spanning operating mines, brownfields, and greenfield projects. Most recently, he served as Executive Vice President of Exploration at Prime Mining Corp., where he led resource extension and exploration strategies for the Los Reyes Project in Mexico, delivering significant resource growth and contributing to the company's successful sale to Torex Gold Resources Inc. Previously, he was Chief Geologist at Gibraltar Mines Ltd. (2015-2021), a major copper-molybdenum operation in central British Columbia, Canada. Earlier in his career, he managed exploration teams for Teck Resources Limited in Chile and Argentina and led district geology teams with Newmont Corporation at Minera Yanacocha in Peru. He also spent 5 years in operational roles with Compañía Minera Antamina in Peru, contributing to the mine's startup and operational geology. Mr. Smith holds a B.Sc. in Geology from the University of Alberta and is a registered Professional Geologist (P.Geo.) with APEGA in Canada.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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